Exhibit 99.2

Hello Everyone,

My name is Lucas from the Product here at Masterworks.

Today we’re pleased to bring you xIxnxvxoxkxex, by the renowned artist, Helen Frankenthaler.

Helen Frankenthaler was a leading twentieth-century American artist internationally recognized for her influence on Post-war American abstraction’s transition from Abstract Expressionism to Color Field painting.

The Artwork is a nearly square composition with irregular brushstrokes of dark green and teal paint at its center, which echo the shape of the canvas. While the upper right corner of the green paint seeps out as is typical of Helen Frankenthaler’s “soak-stain” method, the rest appears to be constructed from wide brushstrokes with varying degrees of opacity.

So why do we like this painting? Three reasons:

One: Frankenthaler’s Sharpe Ratio of 1.70 as of June 2023 represents the Highest Risk-Adjusted Return of all Masterworks’ tracked artists, beating Basquiat, Banksy and Kusama.

Two: Since 2000, similar works to the Offering have appreciated at an annualized rate of 15.1% From November 16, 2000, to May 17, 2023.

Three: Auction records for artworks similar in scale and period are led by “Eye of the Storm” (1984), which sold for about $2.4 M at Sotheby’s on October 1, 2021, followed by “On the Road” (1980), which sold for about $1.9 M at Phillips on May 17, 2023.

Thank you for joining us, and we look forward to bringing you this incredible work by Helen Frankenthaler.